

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 26, 2010

Mr. Roger Smith
Chief Financial Officer
Ur-Energy Incorporated
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

       Re: **Ur-Energy Incorporated**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed March 12, 2010
               Response letter dated August 20, 2010
               Response letter dated November 4, 2010
               File No. 1-33905

Dear Mr. Smith:

       We have reviewed your response letter dated November 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2009 filed March 12, 2010

Engineering Comments

1.   We note your response to our previous comment number 1, stating you propose to revise your disclosure on a prospective basis. We believe you should proceed with filing an amendment to your Form 20-F, incorporating appropriate revisions responding to all comments raised.

2.   We note your response to our previous comment number 2. In addition we note you state you will disclose the quantity and grade where contained pounds are referenced. Additionally, please disclose the tons and grade associated with your 24 to 28 million pound exploration target.

3.   We note your response to our previous comment number 3, stating Lyntek can only use an indicated mineral resource because there is insufficient delineation of the project for economic consideration. Please revise your disclosure on page 14 of your 20-F which states the preliminary assessment report can only use mineral indicated resources which are considered too speculative geologically to have economic considerations applied to them. In addition, please revise your technical report which contains similar language.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director